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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

SCHEDULE 13D
Under The Securities Exchange Act of 1934
(Amendment No. 2)*

American International Group, Inc.
(Name of Issuer)

Common Stock, $2.50 par value
(Title of Class of Securities)

026874784
(CUSIP Number)

Bruce R. Berkowitz c/o Fairholme Capital Management, L.L.C. 4400 Biscayne Boulevard, 9th Floor Miami, FL 33137 (305) 358-3000
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

October 4, 2010
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.240.13D-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [_].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*   The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	026874784

1.	NAME OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Fairholme Capital Management, L.L.C.

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
	(a)	[_]
	(b)	[X]

3.	SEC USE ONLY

4.	SOURCE OF FUNDS*

AF

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	[_]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

7.	SOLE VOTING POWER

0

8.	SHARED VOTING POWER

30,949,500

9.	SOLE DISPOSITIVE POWER

0

10.	SHARED DISPOSITIVE POWER	[_]

32,909,500

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
PERSON
32,909,500

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
CERTAIN SHARES*

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

24.4%

14.	TYPE OF REPORTING PERSON*

IA

CUSIP No.	026874784

1.	NAME OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Bruce R. Berkowitz

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
	(a)	[_]
	(b)	[X]

3.	SEC USE ONLY

4.	SOURCE OF FUNDS*

AF

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	[_]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

7.	SOLE VOTING POWER

0

8.	SHARED VOTING POWER

30,949,500

9.	SOLE DISPOSITIVE POWER

0

10.	SHARED DISPOSITIVE POWER	[_]

32,909,500

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
PERSON
32,909,500

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
CERTAIN SHARES*

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

24.4%

14.	TYPE OF REPORTING PERSON*

IN, HC

CUSIP No.	026874784

1.	NAME OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Fairholme Funds, Inc.

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
	(a)	[_]
	(b)	[X]

3.	SEC USE ONLY

4.	SOURCE OF FUNDS*

WC

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	[_]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

Maryland

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

7.	SOLE VOTING POWER

0

8.	SHARED VOTING POWER

29,382,400

9.	SOLE DISPOSITIVE POWER

0

10.	SHARES DISPOSITIVE POWER	[_]

29,382,400

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
PERSON
29,382,400

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
CERTAIN SHARES*

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

21.7%

14.	TYPE OF REPORTING PERSON*

IV

CUSIP No.	026874784

Item 1.	Security and Issuer.

No material changes from the Schedule 13D filed by the Reporting Persons on September 17, 2010.

Item 2.	Identity and Background.

No material changes from the Schedule 13D filed by the Reporting Persons on September 17, 2010.

Item 3.	Source and Amount of Funds or Other Consideration.

No material changes from the Schedule 13D filed by the Reporting Persons on September 17, 2010.

Item 4.	Purpose of Transaction.

The Reporting Persons have acquired their Shares of the Issuer for investment.  The Reporting Persons evaluate their investment in the Shares on a continual basis.  Except as set forth below, the Reporting Persons have no plans or proposals as of the date of this filing which, relate to, or would result in, any of the actions enumerated in Item 4 of the instructions to Schedule 13D.

The Reporting Persons reserve the right to be in contact with members of the Issuer's management, the members of the Issuer's Board of  Directors (the "Board"), other significant shareholders and others regarding alternatives that the Issuer could employ to increase shareholder value.

On October 4, 2010, Fairholme Capital Management, L.L.C. and Fairholme Funds, Inc. issued a press release in which The Fairholme Fund announced that it has provided a firm indication of interest to invest approximately $1 billion in the initial public offering of AIA Group Limited ("AIA"), a subsidiary of AIG.  Fairholme is investing in AIA because American International Assurance Company Limited has served and protected millions of individuals throughout Asia for 90 years.  A copy of the press release is attached hereto as Exhibit B.

The Reporting Persons reserve the right to effect transactions that would change the number of shares they may be deemed to beneficially own.

The Reporting Persons further reserve the right to act in concert with any other shareholders of the Issuer, or other persons, for a common purpose should it determine to do so, and/or to recommend courses of action to the Issuer's management, the Issuer's Board of Directors, the Issuer's shareholders and others.

Item 5.	Interest in Securities of the Issuer.

No material changes from the Schedule 13D filed by the Reporting Persons on September 29, 2010.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

No material changes from the Schedule 13D filed by the Reporting Persons on September 29, 2010.
Item 7.	Material to be Filed as Exhibits.

Exhibit A	Joint Filing Statement

Exhibit B	Press Release issued by Fairholme Capital Management, L.L.C. and Fairholme Funds, Inc. on October 4, 2010.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

October 4, 2010
(Date)

Bruce R. Berkowitz

By: /s/ Bruce R. Berkowitz

Fairholme Capital Management, L.L.C.

By: /s/ Bruce R. Berkowitz
Title: Managing Member

Fairholme Funds, Inc.

By: /s/ Bruce R. Berkowitz
Title: President

Attention:  Intentional misstatements or omissions of fact constitute Federal criminal violations (see 18 U.S.C. 1001).

Exhibit A

AGREEMENT

         The undersigned agree that this Schedule 13D dated October 4, 2010 relating to the Common Stock, par value $2.50, of American International Group, Inc. shall be filed on behalf of the undersigned.

Bruce R. Berkowitz

By:  /s/ Bruce R. Berkowitz

Fairholme Capital Management, L.L.C.

By:  /s/ Bruce R. Berkowitz
        Title: Managing Member

Fairholme Funds, Inc.

By:  /s/ Bruce R. Berkowitz
        Title: President

Exhibit B

FAIRHOLME CAPITAL MANAGEMENT, L.L.C.
FAIRHOLME FUNDS, INC.

PRESS RELEASE

Miami, FL – October 4, 2010 - FAIRHOLME CAPITAL MANAGEMENT ISSUES STATEMENT ON AIA GROUP LIMITED.

The Fairholme Fund has provided a firm indication of interest to invest approximately $1 billion in the initial public offering of AIA Group Limited, a subsidiary of American International Group, Inc.  Fairholme is investing in AIA because American International Assurance Company Limited has served and protected millions of individuals throughout Asia for nearly 80 years.  Such a heritage, networked with the company's 350,000 agents and employees, forms the foundation for a trusted, household name to expand with some of the fastest growing regions of the world.

Bruce R. Berkowitz

Founder and Managing Member
Fairholme Capital Management, L.L.C.

President
Fairholme Funds, Inc.

Information about Fairholme Capital Management and Fairholme Funds, Inc.

Fairholme Capital Management, L.L.C. is registered with the SEC as an investment adviser and, as of September 30, 2010, has approximately $18 billion of assets under management. Fairholme Capital Management is the investment manager of The Fairholme Fund. Operating and investment decisions for Fairholme Capital Management and the Fund are made by Bruce R. Berkowitz, in consultation with Charles M. Fernandez. Mr. Berkowitz is the founder and Managing Member of Fairholme Capital Management and the President and a Director of Fairholme Funds, Inc. Mr. Charles M. Fernandez is the President of Fairholme Capital Management and the Vice-President and a Director of Fairholme Funds, Inc.

The Fund's investment objectives, risks, charges, and expenses should be considered carefully before investing. The prospectus contains this and other important information about the Fund, and may be obtained by calling shareholder services at 866-202-2263 or visiting our website at www.fairholmefunds.com. Read it carefully before investing.

Investing in The Fairholme Fund involves risk including loss of principal. The Fairholme Fund is non-diversified, which means that it invests in a smaller number of securities when compared to more diversified funds. Therefore, the Fund is exposed to greater individual stock volatility than a diversified fund. The Fairholme Fund also invests in foreign securities which involve greater volatility and political, economic and currency risks and differences in accounting methods.

Shares of the Fund are offered through the Funds' distributor, Fairholme Distributors, Inc.

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